SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: January 29, 2016

List of materials

Documents attached hereto:

i) Press release announcing Notice Regarding the Update of Year-end Dividend Forecast for the Fiscal Year Ending March 31, 2016

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075

January 29, 2016

Notice Regarding the Update of Year-end Dividend Forecast for the Fiscal Year Ending March 31, 2016

Sony Corporation (“Sony” or the “Corporation”) determined, at the meeting of its Board of Directors held today, to update the year-end dividend forecast per share for the fiscal year ending March 31, 2016 (“FY 2015”) as follows:

I. Reasons for Determination of Dividend Amount
As we stated in our Securities Report (Yukashoken Hokokusho) and Annual Report on Form 20-F for the fiscal year ended March 31, 2015 (“FY2014”), Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding stockholders.  The Corporation’s dividend policy is to determine the amount of dividends based on an overall consideration of our consolidated operating results, financial condition and future business expectations.  In light of the consolidated financial results for the nine months ended December 31, 2015 and this fiscal year’s forecast for consolidated financial results announced today, Sony has determined to update the year-end dividend forecast to 10 yen per share for FY2015, based on the policy outlined above.

II. Details of the Update of the Year-end Dividend Forecast

	Annual Dividend
	Interim Dividend (Record Date: September 30)	Year-End Dividend (Record Date: March 31)	Total
Latest dividend forecast (as of April 30, 2015)	-	No forecast	No forecast
Updated dividend forecast	-	¥10	¥20
FY 2015 Dividend (Actual)	¥10	-	¥10
FY 2014 Dividend (Actual)	¥0	¥0	¥0

EOF